Exhibit (a)(1)(G)

National Response Corporation Announces Completion of Tender Offer for OP-TECH Environmental Services, Inc.

Great River, New York, July 30, 2013 — The parent company of National Response Corporation (“NRC”) today announced the successful completion of its tender offer for all outstanding shares of common stock of OP-TECH Environmental Services, Inc. (“OP-TECH”) (OTC: OTES).

The tender offer expired at 5:00 p.m., New York City time, on Monday, July 29, 2013.  As of the expiration of the tender offer, 56,904,875 shares of OP-TECH’s common stock had been validly tendered and not withdrawn (not including 250,000 shares tendered pursuant to the guaranteed delivery procedures provided for in the offer), which represents approximately 96.1% of the outstanding shares of OP-TECH common stock.  All shares of OP-TECH common stock that were validly tendered and not withdrawn immediately prior to the expiration of the offer have been accepted for payment.  NRC will purchase and pay for all such shares promptly.

Steve Candito, CEO of NRC, commented, “We are pleased to welcome OP-TECH to the NRC family. OP-TECH is a great fit strategically to both expand NRC’s service offerings and geographic reach.  OP-TECH compliments NRC’s existing West Coast operations and has similar strengths including a loyal customer base, quality employees, responsive services, and a unique market position.  We look forward to working closely with OP-TECH’s management team to grow the combined organization.”

Charles Morgan, CEO of OP-TECH, stated, “We are excited about combining OP-TECH with NRC.  OP-TECH’s knowledgeable and professional staff, quality reputation, and loyal client base are consistent with NRC’s history of providing its customers with superior services in diverse geographies. On behalf of the entire OP-TECH team, we look forward to working with NRC to grow the combined business and expand our service offerings.”

NRC was acquired in March 2012 by investment affiliates of J.F. Lehman & Company, a leading middle-market private equity firm focused on the defense, aerospace, and maritime sectors. “NRC continues to execute its strategy of expanding its service offerings in environmental, industrial, and emergency response services both domestically and abroad,” said Alex Harman, Partner. “OP-TECH demonstrates many of the qualities J.F. Lehman & Company seeks in acquisition candidates and we are excited to have them as a part of NRC.”

NRC intends to complete the acquisition process by effecting a short-form merger pursuant to Delaware law without a vote or meeting of OP-TECH’s remaining stockholders.  The merger is expected to be consummated later today.

Senior debt financing for the acquisition was arranged by BNP Paribas Securities Corp. (as sole lead arranger). Jones Day provided legal counsel to NRC.

About NRC

NRC is the leading commercial provider of United States Oil Pollution Act of 1990 regulatory compliance and emergency response services as well as a global provider of diversified environmental, industrial, and emergency response solutions.  Headquartered in Great River, NY, with regional offices throughout the U.S. and internationally, NRC has approximately 625 employees.

About OP-TECH

OP-TECH is a leading provider of specialty environmental remediation and industrial services in the Northeast and Mid-Atlantic regions of the United States. OP-TECH is headquartered in Syracuse, NY with a number of branch office located throughout New York State.

Forward Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this press release include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include risks and uncertainties associated with the transaction with OP-TECH and the integration of OP-TECH, including uncertainties as to the timing of the merger.  These forward-looking statements speak only as of the date of this communication and NRC assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.